January 19, 2017

VIA EDGAR AND OVERNIGHT COURIER

Jan Woo

Legal Branch Chief Office of Information Technologies and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	New Media Trader, Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed January 19, 2017 File No. 367-00061

Dear Ms. Woo:

On behalf of New Media Trader, Inc. (the “Company”), we hereby respectfully submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated January 4, 2017, with respect to the above-referenced Offering Statement on Form 1-A (the “Offering Statement”).

This letter and Amendment No. 1 to the Offering Statement (“Amendment No. 1”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering by overnight courier a hard copy of this letter, along with two courtesy copies of Amendment No. 1 marked to indicate changes from the version filed on December 20, 2016.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of the Company.

General

1	Please note that all non-public submissions of draft offering statements must be submitted via EDGAR, and the initial non-public submission, all non-public amendments thereto, and correspondence submitted by or on behalf of the issuer to the Commission staff regarding such submissions must be publicly filed and available on EDGAR as exhibits to the offering statement not less than 21 calendar days before qualification of the offering statement.

The initial non-public submission, all non-public amendments thereto, and correspondence submitted by or on behalf of the issuer to the Commission staff regarding the filings have been publicly filed and available on EDGAR as exhibits to the Form 1-A.

Capitalization

2.	Since this is a best efforts offering with no defined minimum share issuance, please revise to remove any assumed net proceeds to be received from the sale of Series A-1 preferred shares.

Further to discussion with the staff and to avoid confusion on the part of the reader of the offering statement, the Capitalization table and discussion has been deleted.

3.	Please provide the calculations that support the 410,916 share of Series A-1 convertible preferred to be issued upon conversion of $712,000 of convertible notes. Also, it appears that $250,000 and $9,167 of the notes become due and payable on January 5, 2017 and January 23, 2017, respectively. Tell us whether you assumed the conversion of these notes in your pro forma calculations, and if so, why given the pending maturity dates.

Please see response to comment no. 2 above.

4.	Revise the disclosures preceding the table to discuss the terms under which the notes become convertible, including the number of Series A-1 preferred shares that must be sold in the offering to trigger conversion.

We have included a description of the terms of the notes, including their conversion dates, in the section entitled, “Dilution.”

Compensation of Directors and Executive Officers, page 32

5.	Please revise your executive compensation disclosures to reflect 2016 compensation. Please refer to Item 11(a) of Form 1-A.

We have included 2016 compensation information.

* * * * *

Please contact the undersigned at (310) 529-8659 should you require further information or have any questions.

Sincerely,

/s/ Mark T. Hiraide
Mark T. Hiraide
Mitchell Silberberg & Knupp LLP

cc:	Frank Knapp and Matthew Derby United States Securities and Exchange Commission

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